Exhibit 99.48

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cresco Labs Inc. (formerly Randsburg International Gold Corp., the “Company”)

1055 West Hastings Street, Suite 2200
Vancouver, British Columbia
V6E 2E9, Canada

Item 2.	Date of Material Change

April 1, 2019

Item 3.	News Release

A news release with respect to the material change, a copy of which is attached hereto as Schedule “A”, was disseminated by the Company on April 1, 2019 through Business Wire and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

On April 1, 2019, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with CannaRoyalty Corp. d/b/a Origin House (“Origin House”) pursuant to which the Company has agreed to acquire all of the issued and outstanding shares of Origin House (the “Origin House Shares”) pursuant to a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

Item 5.1	Full Description of Material Change

On April 1, 2019, the Company and Origin House entered into the Arrangement Agreement. Under the terms of the Arrangement Agreement, holders of Origin House Shares will receive 0.8428 subordinate voting shares of the Company (the “Cresco Shares”) for each Origin House Share (the “Exchange Ratio”). The Arrangement represents a total consideration of approximately C$1.1 billion on a fully-diluted basis, or C$12.68 per Origin House Share (based on the Exchange Ratio and the closing price of Cresco Shares on March 29, 2019, the last trading day prior to the announcement of the Arrangement). After giving effect to the Arrangement, shareholders of Origin House (the “Origin House Shareholders”) will hold approximately 20% ownership in the pro forma entity (on a pro forma fully-diluted and as converted basis).

The Arrangement requires the approval of not less than two-thirds of the votes cast by Origin House Shareholders (voting as a single class) at a special meeting expected to be held in June 2019. Certain Origin House directors, officers and other significant shareholders have entered into irrevocable voting and support agreements to vote in favor of the Arrangement, and have also agreed for their resulting Cresco Shares to be deposited into escrow and released over a period of nine months following closing of the Arrangement.

In addition to the approval of Origin House Shareholders, the Arrangement is subject to approval of the Canadian Securities Exchange, the Ontario Superior Court of Justice (Commercial List), and certain other regulatory approvals. Subject to the receipt of all necessary approvals and the satisfaction or waiver of other closing conditions, the Arrangement is expected to be completed by the end of June 2019.

The Agreement contains customary representations, warranties and covenants for a transaction of this type, including a termination fee in the amount of C$45 million payable by Origin House in the event that the Arrangement is terminated in certain circumstances. The Arrangement Agreement also provides that, upon the completion of the Arrangement, Marc Lustig will be appointed to the executive management team of the Company and will also serve as a member of the Company’s Board of Directors.

A copy of the Arrangement Agreement and plan of arrangement relating thereto and other related documents will be filed with the Canadian securities regulatory authorities and will be available for viewing on the SEDAR website at www.sedar.com. Additional details of the Arrangement will be provided to Origin House Shareholders in an information circular expected to be mailed to Origin House Shareholders in the coming weeks and made available on Origin House’s profile on SEDAR at www.sedar.com.

Item 5.2.	Disclosure of Restructuring Arrangements

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

John Schetz, General Counsel

Phone: (312) 929-0993
Email: john.schetz@crescolabs.com

Item 9.	Date of Report

April 11, 2019

Schedule “A”

See attached.

CRESCO LABS TO ACQUIRE ORIGIN HOUSE

IN LARGEST-EVER PUBLIC COMPANY ACQUISITION IN THE U.S. CANNABIS SECTOR

SOLIDIFIES A LEADING POSITION IN CALIFORNIA, THE WORLD’S LARGEST REGULATED CANNABIS MARKET

CREATES A CANNABIS INDUSTRY POWERHOUSE – COMBINED ENTITY WILL HAVE THE LEADING

DISTRIBUTION FOOTPRINT IN NORTH AMERICA

ADDITION OF CALIFORNIAN BRANDS AND EXPERTISE TO SUPPORT CONTINUED GLOBAL EXPANSION

April 1, 2019 – CHICAGO, IL & OTTAWA, CANADA – Cresco Labs Inc. (“Cresco Labs” or the “Company” – CSE: CL, OTCQX: CRLBF) and CannaRoyalty Corp. d/b/a Origin House (“Origin House” – CSE: OH, OTCQX: ORHOF) are pleased to announce today that they have entered into a definitive agreement (the “Agreement”) pursuant to which Cresco Labs will acquire all of the issued and outstanding shares of Origin House (the “Origin House Shares”) (the “Transaction”). Under the terms of the Agreement, holders of common shares of Origin House will receive 0.8428 subordinate voting shares of Cresco Labs (the “Cresco Labs Shares”) for each Origin House Share (the “Exchange Ratio”).

The Transaction represents a total consideration of approximately C$1.1 billion on a fully-diluted basis, or C$12.68 per Origin House Share (based on the Exchange Ratio and the closing price of Cresco Labs Shares on March 29, 2019, the last trading day prior to the announcement of the Transaction). The Transaction represents the largest public company acquisition in the history of the U.S. cannabis industry. The combined entity will be: one of the largest vertically-integrated multi-state cannabis operators in the United States; a leading North American cannabis company, by footprint; and one of the largest cannabis brand distributors.

Origin House has become a leading distributor and provider of brand support services in California, the world’s largest regulated cannabis market. Origin House’s proven strategy has been to build relationships with established dispensaries, build partnerships with established market-leading brands, develop promising cannabis product companies, and then leverage its full suite of support services to transform those products into strong California consumer brands. Origin House delivers over 50+ cannabis brands to more than 500 dispensaries in California, representing approximately 60% market penetration1.

KEY TRANSACTION HIGHLIGHTS & BENEFITS:

•	Combination of Cresco Labs and Origin House will result in the premier distribution company serving California, the largest cannabis market in the world;

•	Accelerates Cresco Labs’ entrance into the California market with the addition of Origin House’s vast distribution platform;

•

Establishes the cannabis industry’s first national “house of brands” with a growing multi-state footprint that includes leading distribution market share in some of the largest states in the country including California, Pennsylvania and Illinois;

•	Combines the expertise of two industry leaders in branded product development and distribution;

•	Positions Cresco Labs as the preferred partner for additional premier cannabis brands seeking distribution on the industry’s most expansive platform;

•

Enhances Cresco Labs’ capital markets presence by significantly increasing its scale and the liquidity in the Company’s stock, resulting in improved ability to attract institutional investment and lower its cost of capital;

•

Continued participation by Origin House shareholders who will hold approximately 20% of the issued and outstanding Cresco Labs Shares on a pro forma, fully-diluted and as converted basis, enabling Origin House Shareholders the opportunity to participate in the expected value created through the Transaction; and

•

Immediate premium to Origin House shareholders of approximately 26% over the 30-day volume weighted average price (“VWAP”) of the Origin House Shares on the Canadian Stock Exchange (“CSE”) ending March 29, 2019 (based on the Exchange Ratio and the closing price of Cresco Labs Shares on March 29, 2019).

[1]	Based on the percentage of licensed cannabis micro-businesses and storefronts serviced over the past 9 months.

MANAGEMENT COMMENTARY

“The acquisition of Origin House is another example of our focused and disciplined approach to creating a meaningful presence in key cannabis markets through excellence in brand development and distribution,” said Cresco Labs CEO and Co-founder Charlie Bachtell. “It establishes Cresco Labs as the leading multi-state operator with one of the largest distribution platforms in California, which is projected to be a $7.7 billion cannabis market in 2022 by Arcview Market Research/BDS Analytics. Having a similar priority on consumers and consumer brands with the expertise of executives from the largest wine and liquor distribution company in the United States, the team at Origin House has established the premier cannabis distribution company in the largest cannabis market in the world. It’s an incredible platform for Cresco in California and the distribution infrastructure will provide a valuable framework to leverage as we scale our platforms in other states. Congratulations to Marc and the team at Origin House – through strategic M&A and purposeful investments, they’ve built something very special.”

Mr. Bachtell continued, “Following the closing of this acquisition, Cresco brands will be in over 725 dispensaries across the country, giving us the largest and most strategic distribution footprint of any cannabis company in the United States. This significantly accelerates our efforts to build the first national house of brands with broad and deep positions in the largest cannabis markets in the country. Cresco will have industry-leading brand development and distribution capabilities, which we believe will result in significant value creation for consumers and our shareholders alike as the market for medical-use and regulated adult-use cannabis continues to grow at a rapid pace.”

“We are excited to welcome the Origin House team to the Cresco family,” said Cresco Labs President and Co-founder Joe Caltabiano. “With the addition of Origin House and its vast distribution network in California, we will have access to incredibly valuable real-time market data and insight into consumer buying patterns that will inform our product development strategies and reinforce our brand strength. In addition to their brand building and distribution expertise, Origin House has a very experienced M&A, corporate development and capital markets team that will be extremely valuable as we continue to expand and add scale through additional transactions. With respect to the capital markets impact, with the equity issued through this transaction, we expect to have substantially more shares in our float, which we believe will provide ample liquidity for larger institutional investors looking to deploy capital into the cannabis space. We expect that our larger scale and improved liquidity following this acquisition will positively impact our ability to attract a larger universe of potential investors and reduce our cost of capital in the future.”

Marc Lustig, Chairman and CEO of Origin House commented, “From an Origin House perspective, this transaction is directly aligned with our strategy to build a leading portfolio of cannabis brands in California and to rapidly and accretively take those brands to the rest of the U.S. market, as well as the Canadian market. By partnering with one of the largest and most innovative U.S. multi-state operators in existence today, Origin House will supercharge its growth and be in a position to offer its brand partners access to 10 additional states, with licenses and supporting infrastructure already in place. Cresco shares Origin House’s resolute focus on the customer as the catalyst for all brand and business development efforts. This Transaction is not the first opportunity we have reviewed, but it has received the unanimous support of our board and large shareholders because we are confident that together we will be in a position to truly change the face of the global cannabis industry while continuing to create significant value for the shareholders of both companies.”

TERMS OF THE TRANSACTION

The Transaction will be effected by way of a plan of arrangement under the laws of the Province of Ontario. Under the terms of the Agreement, Cresco Labs will acquire all of the issued and outstanding Origin House Shares, with each holder of Origin House common shares receiving 0.8428 Cresco Labs Shares for each Origin House Share (and each holder of an Origin House proportionate voting share receiving 84.28 Cresco Labs Shares for each proportionate voting share held), which implies a price per Origin House Share of C$12.68 (on an as converted basis), representing a total consideration of approximately C$1.1 billion (on a fully-diluted). After giving effect to the Transaction, Origin House Shareholders will hold approximately 20% ownership in the pro forma entity (on a pro forma fully-diluted and as converted basis).

The Transaction has been unanimously approved by the Board of Directors of each of Cresco Labs and Origin House. Certain Origin House directors, officers and other significant shareholders have entered into irrevocable voting and support agreements to vote in favor of the Transaction, and have also agreed for their resulting Cresco Labs Shares to be deposited into escrow and released over a period of nine months following closing of the Transaction.

The Agreement contains customary representations, warranties and covenants for transactions of this type, including a termination fee in the amount of C$45 million payable by Origin House in the event that the Transaction is terminated in certain circumstances.

The Transaction is subject to, among other things, CSE, Ontario court and certain other regulatory approvals and requires the approval of two-thirds of the votes cast by shareholders of Origin House at a special meeting expected to be held in June 2019, as well as other customary closing conditions. Approval of Cresco Labs Shareholders is not required. Additional details of the Transaction will be provided to Origin House Shareholders in an information circular expected to be mailed to shareholders in the coming weeks. The Transaction is expected to be completed by the end of June 2019, subject to the satisfaction or waiver of applicable closing conditions.

The Board of Directors of Origin House unanimously recommends that Origin House Shareholders vote in favor of the resolution to approve the Transaction.

Upon the completion of the Transaction, Marc Lustig will be appointed to the executive management team of Cresco Labs and will also serve as a member of the Company’s Board of Directors. Mr. Lustig has 16 years of healthcare and capital markets experience in North America and Europe. Mr. Lustig founded CannaRoyalty Corp (d/b/a Origin House) in early 2015.

CRESCO LABS PRO FORMA FOOTPRINT

Upon completion of the Transaction, as well as the receipt of licensure in Michigan and the closing of the Company’s pending acquisition in Florida, Cresco Labs will have operations in 11 states, 23 facilities, more than 1.5 million square feet of cultivation, and licenses to operate up to 51 retail dispensaries. Cresco Labs brands will be sold in over 725 dispensaries across the United States.

FINANCIAL AND LEGAL ADVISORS

Canaccord Genuity Corp. acted as financial advisor and Bennett Jones LLP acted as legal counsel to Cresco Labs.

Cormark Securities Inc. acted as financial advisor and Norton Rose Fulbright Canada LLP acted as legal counsel to Origin House.

Origin House has retained Kingsdale Advisors as its strategic shareholder and communications advisor. Shareholders with questions are advised to contact Kingsdale Advisors at 1-888-302-5677 or contactus@kingsdaleadvisors.com

CONFERENCE CALL AND INVESTOR PRESENTATION

Cresco Labs and Origin House will hold a conference call and webcast to discuss the acquisition on Tuesday April 2nd at 8:00 am ET. The conference call may be accessed via Cresco Labs investor website at investors.crescolabs.com or by dialing either (a) 1-866-688-4235 (Toll-Free) or (b) 1-409-216-0711 (International), in either case entering conference ID 3274836. Archived access to the webcast will be available for one year on Cresco’s investor website.

In addition, an investor presentation providing an overview of the transaction will be made available on the Events and Presentations page of the Cresco investor website.

ABOUT CRESCO LABS

Cresco Labs, based in Chicago, is a leading U.S. cannabis company with experienced management, access to capital and a demonstrated growth strategy. As a differentiated grower, processor and retailer of premium cannabis operating across the United States, the company focuses on entering highly regulated markets with outsized demand potential and strong regulatory structures. Its impressive speed-to-market gives Cresco a distinct competitive advantage as it replicates its model to expand its national footprint. Cresco’s proven ability to execute is complemented by a cutting-edge brand strategy spearheaded by several of the brightest minds in consumer marketing in the nation. Cresco’s products are tailored to all major consumer segments: everyday cannabis, medicinally focused, connoisseur grade, and chef inspired edibles by James Beard Award-winning pastry chef Mindy Segal. Learn more about Cresco Labs at www.crescolabs.com.

ABOUT ORIGIN HOUSE

Origin House is a growing cannabis brands and distribution company operating across key markets in the U.S. and Canada, with a strategic focus on becoming a preeminent global house of cannabis brands. Origin House’s foundation is in California, the world’s largest regulated cannabis market, where it delivers over 130 branded cannabis products from 50+ brands to the majority of licensed dispensaries. Origin House’s brand development platform is operated out of five licensed facilities located across California, and provides distribution, manufacturing, cultivation and marketing services for its brand partners.

Origin House is actively developing infrastructure to support the proliferation of its brands internationally, initially through its acquisition of Canadian retailer 180 Smoke. Origin House’s shares trade on the CSE under the symbol “OH” and on the OTCQX under the symbol “ORHOF”. Origin House is the registered business name of CannaRoyalty Corp. For more information, visit www.originhouse.com.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Cresco Labs’ and/or Origin House’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Cresco Labs’ and/or Origin House’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms.

Forward looking statements are based on certain assumptions regarding the Company and Origin House, including but not limited to expected growth, results of operations, performance, industry trends and growth opportunities. While the Company considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to: (i) risks associated with general economic conditions; (ii) adverse industry events; (iii) future legislative and regulatory developments; (iv) inability to access sufficient capital and/or inability to access sufficient capital on favourable terms; (v) the evolving cannabis industry in North America generally; (vi) the ability of the Company to implement its business strategies; (viii) risks associated with currency and interest rate fluctuations; (ix) risks discussed in public filings relating to the Transaction, as well as those risks discussed under “Risk Factors” in the Company’s CSE Listing Statement filed with SEDAR or Origin House’s management’s discussion and analysis filed with SEDAR; (x) and other factors, many of which are beyond the control of Cresco Labs’ and/or Origin House.

Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, readers should not place undue reliance on the forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ Shares, or Origin House Shares, nor as to the Cresco Labs’ and/or Origin House’s financial performance in future financial periods. Except to the extent required by applicable laws, Cresco Labs’ and/or Origin House does not intend to update any of these factors or any of the forward-looking statements contained herein, whether as a result of new information, future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

CONTACTS – Cresco Labs	CONTACTS – Origin House
Media:	Media:
Jason Erkes, Cresco Labs	Priyam Chakraborty, Origin House
Chief Communications Officer	Communications Manager
press@crescolabs.com	647-232-9287
pchakraborty@originhouse.com
Investors:
Aaron Miles, Cresco Labs	Investors:
Vice President, Investor Relations	Kingsdale Advisors
investors@crescolabs.com	1-888-302-5677
contactus@kingsdaleadvisors.com
For general Cresco Labs inquiries:
312-929-0993	Jonathan Ross
info@crescolabs.com	LodeRock Advisors Inc., Origin House Investor Relations
416-283-0178
jon.ross@loderockadvisors.com